Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Simmons First National Corporation (the Company) of our report dated February 27, 2024, with respect to our audits of the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, which report is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. We also consent to the incorporation by reference of our report dated February 27, 2024, with respect to our audit of the internal control over financial reporting of the Company as of December 31, 2023, which report was included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. We also consent to the reference to our firm under the caption “Experts.”

/s/ FORVIS, LLP

FORVIS, LLP

Little Rock, Arkansas

May 17, 2024